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January 4, 2011

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4628

Attn: Mr. Ethan Horowitz

Re:	Seahawk Drilling, Inc.
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Form 10-Q for Fiscal Quarter Ended September 30, 2010
Filed November 9, 2010
File No. 001-34231

Ladies and Gentlemen:

I am writing to confirm my telephone conversation of January 4, 2011 with Ethan Horowitz of the Staff of the Securities and Exchange Commission. On behalf of Seahawk Drilling, Inc. (the “Company”), the Company has received the letter, dated December 22, 2010, from the Staff and intends to submit its responses to that letter by January 24, 2011.

Very truly yours,

/s/ Davor Vukadin

Davor Vukadin

DSV/jy

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